Filed by Actavis, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Warner Chilcott plc, Actavis, Inc.

Commission File No. 000-53772, 001-13305

Date: May 20, 2013

Final Transcript

Event ID: 94188

Event Name: Actavis- May 2013 Announcement Webcast

Event Date: 2013-05-20

Speakers

  Lisa DeFrancesco; Actavis; VP, Global IR

  Paul Bisaro; Actavis; President & CEO

  Roger Boissonneault; Warner Chilcott; President & CEO

  Fred Wilkinson; Actavis; President, Actavis Specialty Brands

  Todd Joyce; Actavis; Global Chief Financial Officer

  Siggi Olafsson; Actavis; President, Actavis Pharma Division

  Paul Herendeen; Warner Chilcott; EVP & CFO

Analysts

  Chris Schott; JPMorgan; Analyst

  Ronny Gal; Sanford C. Bernstein & Co., LLC; Analyst

  David Morris; BMO Capital Markets; Analyst

  David Risinger; Morgan Stanley; Analyst

  David Buck; Buckingham Research Group; Analyst

  Randall Stanicky; Canaccord Genuity; Analyst

  Ken Cacciatore; Cowen and Company; Analyst

  Marc Goodman; UBS; Analyst

  Elliott Wilbur; Needham & Company; Analyst

  David Amsellem; Piper Jaffray; Analyst

  Jami Rubin; Goldman Sachs & Co.; Analyst

  Shibhani Malhotra; RBC Capital Markets; Analyst

  Douglas Tsao; Barclays; Analyst

  Tim Chiang; CRT Capital Group; Analyst

  Jason Gerberry; Leerink Swann LLC; Analyst

  Louise Chen; Guggenheim Securities LLC; Analyst

  Hima Inguva; Bank of America Merrill Lynch; Analyst

Presentation

Operator: Good morning. My name is Jennifer, and I will be your conference operator today. At this time I’d like to welcome everyone to the Actavis/Warner Chilcott combination conference call.

(Operator Instructions)

I’d now like to turn the call over to Lisa DeFrancesco, Vice President of Global Investor Relations. Please go ahead.

Lisa DeFrancesco: Thank you, Jennifer. Good morning, everyone. Thank you for joining us to discuss Actavis’ acquisition of Warner Chilcott, which was announced in a press release earlier this morning. A copy of the press release is available on our website at www.actavis.com.

Final Transcript

Participating in today’s call from the Actavis side are Paul Bisaro, our President and CEO; Siggi Olafsson, President of our Actavis Pharma Division; Fred Wilkinson, President of Actavis Specialty Brands; Bob Stewart; our President of Global Operations; Todd Joyce, our Global Chief Financial Officer; and David Buchen, Global Chief Legal Officer. From the Warner Chilcott side we have Roger Boissonneault, Warner Chilcott’s President and CEO; Paul Herendeen, Executive Vice President and Chief Financial Officer; and Rochelle Fuhrmann, Senior Vice President of Finance.

We will be using a slide presentation during today’s call to provide an overview of the potential transaction, its benefits and potential timing, which is available on the webcast as well as for download in the Investor Relations section of our website.

I’d like to remind everyone that during the process of this call management will make certain forward-looking statements. Please refer to the important information for investors and shareholders and Safe Harbor language regarding these statements in our press release issued this morning or on Slides 2, 3 and 4 in the accompanying investor presentation.

Under Irish Takeover Rules, we are under increased scrutiny between now and the close, and for those of you who are accustomed to our regular and open communication and disclosure, this will be a change, so please bear with us during this period.

Following management’s review of the presentation on the potential acquisition of Warner Chilcott, we will open up the call for questions from the audience.

With that I will now turn the call over to Paul.

Paul Bisaro: Thanks, Lisa, and good morning, everyone. It certainly is a very exciting day for both Actavis and Warner Chilcott employees and shareholders alike. This really is the culmination of the Actavis strategy of building a global specialty pharmaceutical company. We couldn’t be more delighted with the way things have progressed. It certainly fulfills many of the stated objectives that we’ve had, and through the slide presentation today we’ll take you through what those objectives are and why this particular transaction is so beneficial.

So, turning first to Slide 5, certainly the combined company is now going to be in the top 20 in the global pharmaceutical companies in sales, and substantial presence in both generics and in brand products. Our Actavis Specialty Brand pro forma revenue will be approximately $3 billion for 2013. It augments our Specialty Brand business in our core therapeutic categories of women’s health and urology, and Fred will take you through what that expanded franchise looks like, as well as expanding into the GI and dermatology sectors, new therapeutic categories that we’re very excited about.

We expect to achieve substantial operational synergies and some tax synergies and overall tax structure benefits. We will be redomiciling our company into Ireland and become an Irish plc. The transaction will be immediately accretive to non-GAAP earnings, provide strong operating cash flow and will also provide the ability to delever our balance sheet. And finally, and importantly, we expect to enhance our combined company’s credit profile, and we expect the combined company to remain investment grade.

Final Transcript

With that — oh, now we turn to Slide 6, sorry, the proposed transaction terms. With the transaction the Warner Chilcott shareholders will receive an exchange ratio of 0.16 shares of the new Actavis entity. The new entity will be assuming $3.4 billion of Warner Chilcott net debt, for a total transaction value of approximately $8.5 billion. The transaction represents about a 43% premium to the unaffected exchange ratio as described in the footnotes on Slide 6. And the pro forma Warner Chilcott ownership of the new entity will be about approximately 23%.

We do anticipate the close to be by the end of 2013, subject to customary closing conditions, including regulatory approvals and, of course, shareholder approvals from both companies. And the new company will be led by Actavis management. There, of course, will be a period of time where we’ll be discussing integration from signing to closing, and more to come on that.

So, turning now to Slide 7, I’m going to turn the call over to Roger. Roger?

Roger Boissonneault: Thanks, Paul. Happy to be here. I didn’t have to travel far this morning. In fact, this is about five minutes away from our Warner Chilcott headquarters a little bit further up on Route 80.

A little bit about the background of Warner Chilcott — actually Warner Chilcott traces its origins — I won’t take you through every step of the way, but we go back to 1856. A relatively small company, grew through the 1800s, became part of Warner Lambert, and oddly enough was more of a specialty company in urology and respiratory. Along the way Warner Lambert also bought a company called Parke-Davis, and Warner Chilcott and Parke-Davis were integrated in the 1970s. Another interesting fact is back in the ’80s Warner Chilcott became the generic arm of Warner Lambert’s pharmaceutical business, and then in 1996 it was spun out as an independent company, went public as an Irish company.

We began our history as a generic company and then reformed ourselves into a specialty branded company, and today we’re a company of last 12 months’ revenues of approximately $2.4 billion. Our corporate headquarters is located in Dublin, Ireland. We have approximately 2,100 employees, 1,500 which are based in United States, Puerto Rico and Canada. As I said, our headquarters is just up the road in Rockaway, New Jersey, [our whole] R&D and manufacturing, Puerto Rico, Northern Ireland and Germany.

We focus primarily on women’s healthcare, gastroenterology, urology and dermatology. We see a lot of concentration of prescribing by specialists in this particular unit, thus the name specialty pharmaceuticals. I think we’ve done a great job of building this business, and we look forward to working with Actavis to reach the next heights as a combined company.

And I’ll turn it back to Paul.

Paul Bisaro: Well, thanks, Roger.

Final Transcript

Turning now to Slide 8, certainly this is a financially compelling combination. As you can see on this slide we highlight a number of things, including combined revenues of approximately $3 billion. We do expect the transaction to be roughly 30% accretive to Actavis’ non-GAAP earnings for 2014, including anticipated synergies. As I mentioned earlier, we do expect significant cash flow generation, and we do expect substantial operational synergies and savings coupled with tax savings.

It certainly creates a platform for further growth. The all-stock transaction results in an overall delevering of the new entity. It enhances our borrowing capacity with substantial cash flows. And, of course, the branded-generic mix allows us to be even a stronger company by becoming a more balanced revenue generator across our business units.

Turning now to Slide 9, we also have a very strong compelling case on the commercial side. It enhances our specialty brand scale, achieving the stated objective to build a multibillion dollar Specialty Brand franchise. This achieves that. It creates a top three specialty pharmaceutical company in the US, and one that is certainly going to have opportunities presented to itself because of its size and scale.

It makes us the premier women’s health player in the United States and expands our portfolio. As I mentioned, it adds two very exciting new franchise opportunities to our Specialty Brand team, including sales infrastructure, which of course is critical to our long-term success. It expands our urology portfolio. And, probably most importantly, it creates even a stronger pipeline, with 25 development projects combined, 15 of which are in women’s healthcare alone.

Again, it also diversifies our revenue mix, as I said, building us to approximately 25% pro forma revenue contribution from our brand franchise.

So, with that, I’ll turn the slides over to Fred.

Fred Wilkinson: Thank you, Paul. It’s a pleasure to be making this announcement this morning and to really expand on the growth parameter we’ve been establishing for our Specialty Brands over the last several years. I think Paul’s had a goal to get us well above $1 billion. This in a single transaction takes us to close to $3 billion.

Just a little bit about the Specialty business for Actavis, on Slide 10. We do list our current products that we’re promoting. In the women’s healthcare area, we have an oral contraceptive, Generess Fe, we have a product in infertility, Crinone, and we also promote Gelnique for OAB in that category. In urology, a product for BPH, which is Rapaflo, a product for prostate cancer, which is Trelstar. We compete in the testosterone replacement business with both Androderm and the co-promote on AndroGel, and then we have two products in the OAB category, Oxytrol and Gelnique.

Going to the Warner Chilcott side, we add a couple of core areas in women’s healthcare which we’ve been evaluating for several years. We enter into the osteoporosis business now with Actonel and Atelvia, obviously expanding our contraceptive line with Loestrin and Lo Loestrin, now in the hormone replacement business with Estrace. On the urology side we add Enablex to our urology line. And the two new areas that we’re excited to go into is into the gastroenterology area and dermatology, with Asacol, Delzicol and Doryx.

Final Transcript

On Slide 12 you now see the combined business for the two companies, or for the company as they merge. This is a very impressive line, of which we’re extremely excited. I think the thing that pops off the slide here is that we’re now meeting most of the needs of our core specialists, the urologists and the OB/GYNs, while accentuating the opportunities that are handed to us in the dermatology and the GI space.

Turning to Slide 13, we’re starting to now show some of the information about our pipeline. Couldn’t be more proud of this pipeline. This shows the women’s healthcare side, and when you put now the aggressive work that we’ve done in trying to both build and acquire products in this area through the Uteron transaction and through some of our own work and some licensing work from Valeant, it gives us a line of 15 products in the women’s healthcare portfolio and provides the opportunity for launches for many years to come.

On Slide 14, you now see the way we generally have presented our pipeline, which includes the phasing of the products. With the Warner Chilcott line we’ll have eight products that are at the NBA stage or beyond. We have at least eight products that are in Phase III. We fill in our Phase II line with several products at derm and urology as well as women’s healthcare. And then going backwards into the Phase I and preclinical there are additional products along the lines. This is actually a slide that also presents just the small molecule business, remembering on top of that we’ve got our biosimilar programs that are going on beside this.

So couldn’t be more excited about it. Got a lot of work to do. Need to make sure that we effectuate the growth that’s anticipated. But we’ve got the foundation now established for what should be a magnificent specialty business.

And with that let me turn it over to Todd.

Todd Joyce: Thanks, Fred, and good morning, everyone.

Slide 15 provides a high-level overview of the transaction structure. We’ll provide all the details of the merger plan in a registration statement and proxy materials that will be filed with the SEC.

The merger will be accomplished through the formation of a new holding company established and domiciled in Ireland. This newly formed company will acquire all the outstanding shares of Actavis/Warner Chilcott in a share-for-share exchange. Holders of Actavis stock will receive one share of new Actavis stock for each existing share, and Warner Chilcott stockholders will receive 0.16 share of new Actavis stock in exchange for their existing shares. After the exchange, Actavis and Warner Chilcott will remain as subsidiaries of new Actavis.

Moving to Slide 16, the transaction as structured is expected to be taxable to Actavis shareholders and nontaxable to Warner Chilcott shareholders. Of course, complete information on the taxability of the transaction will be provided in the S-4 registration statement and proxy that we will file with the SEC.

Final Transcript

The merger will require Actavis and Warner Chilcott shareholder approval. Actavis will require approval by a majority of shareholders, and in the case of Warner Chilcott the transaction must be approved by shareholders in accordance with Irish law, and the transaction must be approved by the Irish High Court.

Again, further details on the structure and tax consequences will be provided in future filings in Ireland and with the SEC.

I’ll turn the call back to Paul for some final comments on the strategy and benefits we expect to realize from the transaction.

Paul Bisaro: Thanks, Todd. Thanks, Fred.

Turning to Slide 17 that sort of graphically depicts us moving up to the top — in the top three position in specialty sales in the United States based on the 2012 number. Additionally, we go back through some of the highlights. But one of the highlights we haven’t yet touched on is the — what this opportunity brings to our emerging markets business. Actavis Pharma will benefit from many of these assets that we can bring into, again, the emerging markets, Central and Eastern Europe, Southeast Asia, Russia, where we have strong sales presence, commercially — commercial teams on the ground there that will be able to sell these products. Again, an opportunity for us to drive additional growth.

Sliding — turning now to Slide 18, again, we do expect the transaction to be immediately accretive, more than $400 million in anticipated after-tax operational synergies and related cost reductions and tax savings. The majority of these $400 million are expected to be operational and are expected to be realized in 2014. These synergies exclude any significant potential revenue, manufacturing or interest rate savings that could be generated from this transaction.

Again, the strong combined operating cash flow delevers the balance sheet. We expect to be below three times debt to EBITDA at the close. And the favorable combined company tax rate is anticipated at close to be approximately 17%. Again, greater than 30% accretive to our 2014 Actavis standalone potential earnings.

Finally, the new Actavis will present, I think, an opportunity for continued long-term growth. If you look at our Actavis Pharma business, we expect to continue to see growth driven by our strong Paragraph IV portfolio as well as all the work we’ve done on our complex dosage forms and new product opportunities that present themselves not just in the US market but around the world and as we continue to leverage those assets in high-value markets across the globe. We will also, as I said before, optimize our global commercial network by bringing many of these brand assets into markets where we can use our sales force to its best advantage.

On the Actavis Specialty side, certainly we’ve in one step taken a major leap in expanding our product portfolio, our therapeutic categories and our product pipeline. Now the strategy will turn to execution on the development and the launches and the next-generation strategies. And of course we will continue to focus on the long-term growth strategy of biosimilars.

Final Transcript

On our Global Operations side, we will continue to focus on synergy capture and optimization of our global supply chain. We will continue to focus on high-quality and customer service metrics that make us the best performer in the industry. And we will continue to use our Anda distribution business as a strategic asset to support both our Actavis Pharma and our Actavis Specialty Brands business.

In short, I think what we have become is a powerful, well-positioned specialty pharmaceutical company, with each of our business units supporting our long-term growth.

So, with that, we’ll open the floor up for questions. Lisa?

Questions and Answers

Operator: (Operator Instructions)

Your first question comes from Chris Schott, with JPMorgan.

Chris Schott: (Technical difficulty). Just two questions for you. First on tax, I know you’re looking at 17% to close. How low can we think about the tax rate going as we move into 2015 and longer term? I guess is it fair to think about a rate that could get closer to that 11% or 12% that Warner historically enjoyed, and, if not, what are the hurdles to getting there?

And then the second thing, can you just talk about the interest expense opportunity here? I know it’s not part of guidance, but it does seem like Warner’s interest expense was well above, or debt rate was well above Actavis’. I’m just — it looks like an extra like $50 million of cost savings, potentially. How much of a priority is restructuring that debt? When could that happen? And, again, just is there any hurdles we should think about of getting that done? Thank you.

Todd Joyce: Chris, this is Todd. I’ll address both the tax structure and the financing. In terms of the redomicile, we’re going to have a lot of flexibility on how we conduct our business going forward. We’re not going to elaborate about any potential savings beyond what we’ve disclosed today, and there’s reasons we can’t do that as a result of the Irish Takeover Rules. But between now and closing we will provide more details on any plans or opportunities that may exist to achieve greater savings.

In terms of the refinancing opportunity, we view this as a credit-enhancing transaction. We’ll review the transaction detail with the rating agencies in the coming weeks as well as our key relationship banks. There are certainly opportunities we think exist. We haven’t quantified those at this point. But in the coming weeks we will share our plans on the structure of the debt, where it’s going to be placed within the new entity and what the opportunity set is.

Chris Schott: Thanks.

Operator: Your next question comes from Ronny Gal, with Bernstein.

Final Transcript

Paul Bisaro: Hi, Ronny.

Ronny Gal: Congratulations on the deal. (Technical difficulty) questions for you. First, why no debt? Is that required by the deal? (Technical difficulty) low interest rate (technical difficulty). And, second, you obviously had to look at the IP strength of both the osteoporosis and ulcerative colitis IP. Can you just comment (technical difficulty) big controversy on Warner Chilcott?

Paul Bisaro: Sure, Ronny. I’ll — let me take on the debt question. I think the rationale for no debt is very straightforward. We wanted to achieve a tax inversion strategy, and the way we had to accomplish that was to do it with stock. We weren’t able to use any sort of debt financing to do that. So that’s the simple answer to that.

With respect to IP strength, we due diligenced both — well, all of the IP and the portfolio, and I would say we feel comfortable with the strategy and the growth prospects of those forecasts, or, I’m sorry, those product lines. So we feel comfortable that we will achieve our objectives.

Ronny Gal: (Technical difficulty) break-up fees for the deal? Is there (technical difficulty)?

Paul Bisaro: I’m sorry. We have some background (technical difficulty). Yeah, so the break-up fees, I think, was your question, Ronny. There are — I don’t know who that was, but, anyway, the break-up fees are approximately 1% of each company’s market cap at — prior to the announcement of the deal, so a fair — I think a fair spot for both of us to be in.

Ronny Gal: Okay. Thank you.

Paul Bisaro: Yes.

Operator: Your next question comes from David Morris, with BMO Capital Markets.

David Morris: Congratulations on the deal. A couple of questions.

Paul Bisaro: Hey, David.

David Morris: One is you mentioned that the deal pushes you into the top three, and I want to talk about why does that matter from a buyer’s standpoint or partnering standpoint. And the second is on the sale synergies and the top-line growth of the company going forward. After you’re combined, what do you think that the investors should expect from an organic growth basis of the combined company?

Paul Bisaro: Okay, well, David, I will start and then turn it over to Fred to handle some of this. I just will remind everybody again that due to the Irish Takeover Rules there’s very little we can say at the moment. We would probably be — we can be more aggressive and more open with you post close, but under the current rules we have to be very circumspect about what we say. So while you’re used to us probably being more forthright, that just can’t be done here at the moment.

Final Transcript

So with respect to why does it matter, well, when you become a premier company in any therapeutic category I think opportunities present themselves because people want to deal with the company that has the biggest depth and breadth in the category. We also have a lot of reach in that category combined. And with that I’ll turn it over to Fred for more color on that.

Fred Wilkinson: Yes, sure. I think probably the top three is not the critical piece. It’s, as we’ve described, we’ve always kind of focused both our R&D and our in-licensing activities to try to meet the needs of what the specialists do in the practices all day long. In women’s healthcare, particularly, you need to be in contraception, you need to be in hormone replacement. Osteoporosis is a nice category. This kind of takes us into now all the top three categories in the group.

In urology, obviously, the expansion into this area has always been critical, again focusing on what does the urologist do all day long? We have been evaluating and I think have been clear that we’ve evaluating other specialty areas, so the idea of jumping into GI and derm have always been something that we’ve been contemplating, and I think this just takes us there now.

Paul Bisaro: Yes, and I think with respect to the sale synergies, I think we’ll have to respectfully decline to discuss that other than because of the depth and breadth I think there are some obvious things that should present itself.

David Morris: Thank you very much.

Paul Bisaro: Yes.

Operator: Your next question comes from David Risinger, with Morgan Stanley.

David Risinger: Yes, thanks. Sorry about that. Congratulations on the transaction. I had a couple of questions. First, could you just discuss pretax operating synergies? And, second, when are you modeling the entry of Asacol AB-rated generics? And then, third, how did you assess the government investigation risk regarding sales and marketing practices that (technical difficulty) ongoing?

Paul Bisaro: Sure. Let me start with the last question first. I think with respect to the ongoing investigation we performed substantial due diligence. We understand the situation. We understand the significance of the situation. I think we believe it’s manageable. And we will be working, obviously, between signing and closing to make sure that everything that can be done is possibly done to minimize the impact of that issue.

With respect to the date of launches, again, I have to sort of pass on that one and say we’ll provide more details at closing. And then on the pre-tax operating synergies, again, we are unfortunately precluded to getting into too much detail on that other than to say that of the $400 million that we mentioned, that’s — the majority of which is operational synergies, and it doesn’t include, as we said, revenue synergies, potential manufacturing synergies or interest rate savings.

David Risinger: Got it. Thank you.

Final Transcript

Paul Bisaro: Yes.

Operator: Your next question comes from David Buck, with Buckingham Research Group.

Paul Bisaro: David?

Lisa DeFrancesco: David, are you there?

David Buck: Hello?

Paul Bisaro: There you are.

David Buck: Okay, sorry about that. Just a couple of quick questions. For the valuation, Paul, that you’re paying for the company, I mean, it implies that you’re looking at this as either a stable cash flow or declining cash flow company, and I guess the question is how do you view the Warner Chilcott assets that you’re buying? And maybe in terms of the — for Siggi, can you give a sense of what your expectations are for the sustainability of the GI franchise? And I’m not sure we got an answer on just in terms of the Asacol franchise, how sustainable that might be. Thanks.

Paul Bisaro: Okay, well, I’ll take a second on the valuation. I think, first of all, I believe both — the directors of both companies as well as the management believes that we are paying a fair price and both companies are getting a fair deal. We believe we are getting a fair deal. We think the company has great growth potential, and we think combined we’ve enhanced the overall growth potential of both companies, frankly. So I don’t think anything should be implied by the valuation other than it’s a fair valuation.

Siggi Olafsson: Maybe, David, on me commenting on the gastro opportunity, obviously we are not going to comment on any [dates] or opportunities there, but I’ve been quite vocal about Asacol and the generic competition, but it has been an eye-opener for me to see how Warner Chilcott builds out the pipeline. We have been extremely impressed with how Roger and his team have built, I think, the (inaudible) line extensions practically behind the scenes, and hopefully at closing we can share more information with you on that.

David Buck: And if I could sneak one in maybe on Loestrin and the OC franchise, can you maybe get a sense of the view of the ability to diversify with Warner’s new products?

Unidentified Company Representative: So I think some of the next-generation products that are in the pipeline look like they’re nice opportunities to continue to grow some of these franchises that have been established, and we look forward to working with Warner Chilcott management on trying to effect this.

David Buck: Great. Congratulations. Thanks.

Unidentified Company Representative: Thanks.

Final Transcript

Operator: Your next question comes from Randall Stanicky, with Canaccord Genuity.

Randall Stanicky: (Technical difficulty) your cost savings, or even a portion of those, and the pro forma tax rate that you’ve given to drop those through, the accretion looks pretty significant, even relative to the 30% or better than 30% that you’ve thrown out. Can you talk about push and pulls, or where is the easiest aspects of that to get done first? Is that going to play out over 2014? How should we think about that? And then I have one more.

Paul Bisaro: Sure, I think with respect to the synergies, I think we’ve said that we will be achieving most of those synergies in 2014, which is fairly obvious, since we’ll be closing at the end of ‘13, and some of those synergies will carry over into ‘15. With respect to synergy capture, I think like with every transaction it depends on the synergy which we’re talking about. Certain synergies are going to be easier than others to achieve. Structural synergies generally are the easiest to get to, like tax synergies, because those actually are performed within our control in a time plane within our control. Other synergies will have to be dealt with over time.

But I think we’ve laid out a reasonable synergy approach and a reasonable synergy target, and I think we’ve shown with our past history our ability to achieve those synergies and in even some cases exceed those synergies. So our history would demonstrate that we can do what we say we’re going to do and achieve the objectives that we set out for ourselves, so hopefully we can do the same thing here.

Randall Stanicky: That’s helpful. Just one for Todd. If we think about the 7-3/4 notes that Warner has, I think those might be callable in September, before the deal closes. How do you think about that and just the overall platform financing, to the extent that you can comment? Thanks.

Todd Joyce: Well, actually, I can’t comment. As I mentioned earlier, we will be developing a comprehensive capital plan and will be disclosing that in the near term. And that would involve some disclosure in our S-4 registration statement, as well.

Randall Stanicky: Okay. Congrats, guys. Thanks.

Unidentified Company Representative: Thanks, Randall.

Operator: Your next question comes from Ken Cacciatore, with Cowen and Company.

Ken Cacciatore: Just a question about other potential assets you might’ve been looking at, Paul. Was this — this is the asset you wanted and kind of zeroed in on it, or was there a process that you went through? Maybe talk about a little bit from a higher level and then narrow down to the Warner Chilcott. And then, just to confirm, is it your view that Warner Chilcott — I think you used the term a great growth company — I don’t — can you give us a little more context, your views on the growth of Warner Chilcott vis-a-vis maybe the Street’s view? And then lastly anything you can talk about your generic business that you diversify away. Any — does this show any concerns with the generic business? Thanks.

Final Transcript

Paul Bisaro: Well, first of all, let me start by saying we’ve laid out a very thorough and careful strategy at many of our investor meetings, including our latest investor presentation at the end of January, about what we were looking to try to accomplish to continue to drive Actavis’ long-term growth. In addition to driving the growth of Actavis Pharma, we knew we needed to improve our overall Actavis Specialty Brands franchise, and we also knew that we had a structural problem with our tax rate and our tax structure, really.

This transaction presented itself as an opportunity, and it in one go took care of two of the major strategic objectives we had. And it was a perfect fit for our women’s health and urology franchises, not to mention it gives us the ancillary — two ancillary important benefits, two new therapeutic categories as well as opportunities to take those assets into our Actavis Pharma franchises around the world.

And if you remember back in January we talked about why we changed our name from the generics to Actavis Pharma, because outside of the US in many markets around the world we are a pharmaceutical company. So I think from that perspective we just found an opportunity at the right time. Both companies were in the right spot at the right time. And, like any transaction, that’s the key to success.

With respect to a growth company, I think Warner Chilcott has done a fantastic job at laying out a growth profile that would be the envy of many companies. They’ve got a fantastic pipeline, very well thought out, very well developed. They’ve done spectacularly on the execution side of both the development, the regulatory approvals as well as the execution on the revenue side. So I think it is a strong company. It is the kind of company we were looking for for all the reasons I’ve mentioned. And I do think it’s a growth company.

I will just start and then I’ll hand it over to Siggi. Our commitment to generics is as strong as it’s ever been, because we believe it is part of making pharmaceuticals available to people around the world, and it is a major platform and will remain a major part of our business. But Siggi?

Siggi Olafsson: Yes, I think this transaction also is a great opportunity for Actavis Pharma, as we are saying. What we have — how we are presenting ourselves outside of the US and West Europe is a pharmaceutical company. What we deliver now is a significant line in women’s health products. Remember, we have 2,200 sales reps in Eastern Europe, Southeast Asia, Australia, to sell our pharmaceuticals today, branded pharmaceuticals today. The addition of the line from Warner Chilcott into the sales force will be significant.

Just remember, we have not counted this in the revenue synergies we are showing you today because we obviously need to get regulatory approvals to get to these numbers. But we feel that generics will be obviously a centerpiece of the company, but we also see a growth opportunity in the Actavis Pharma business with this acquisition going forward.

Ken Cacciatore: Great. Thanks, guys.

Operator: Your next question comes from Marc Goodman, with UBS.

Final Transcript

Unidentified Company Representative: Hi, Marc.

Marc Goodman: Since you keep talking about operational synergies, I was wondering if you could actually go into a little more detail on how you view what those operational synergies are? Is it just — what overlap are we talking about? And then second question is pipeline. There are a couple of products that we didn’t know about in Warner Chilcott’s pipeline, and I was wondering if you could talk about those. There’s 3064, there’s 3011, a couple of products that are very late stage, and if you could give us a little more color on them. Thank you.

Paul Bisaro: Sure. Marc, with respect to the synergies, again, we have to be very careful with that, so I think it’s probably best to wait until close to give you that kind of specificity. And that also gives us an opportunity to make sure we hit the ground running at time of close and work through an appropriate integration program with the Chilcott team. But as to the pipeline, I’ll turn it over to Fred and to Roger to discuss that.

Fred Wilkinson: Yes, so, I mean, we couldn’t be more excited about the pipeline. And we’ve built — we’ve spent a lot of time over the last several years trying to rebuild the pipeline of the organization. We now put 25 products onto a list. I think there is more information that’s being provided here about what those are, and what we like about it is it includes not only next generations of existing line but two or three new chemical entities that’ll allow us to jump into a couple of new spaces. And, Roger, if you want to elaborate on (inaudible)?

Roger Boissonneault: Yes, I think, Marc, that we told you we had multiple products and we would unveil these products as time permitted. We’re in an excellent position. We just had two of the OCs approved. I think we were also public with the fact that we have next-generation products for even the Lo Lo franchise and going beyond Lo Lo. So you’re beginning to see some clarity on this.

We are very proud of the fact that we’ve already had four NDAs approved so far this year, and now you’re seeing the prospects of potentially a fifth NDA approved in a relatively short timeline, I think it’s July. And obviously putting the two companies together we wanted to create greater clarity going forward.

Marc Goodman: So is 3064 another Lo Lo product extension strategy?

Roger Boissonneault: No, they’re not product extensions. They’re new products. And they’re products using some of the existing technology that we have and, quite frankly, some of the new technology. The idea here is to — I know, the number one variable in oral contraceptives is taking the oral contraceptive, and some of these enhance the compliance of taking the oral contraceptive. And, as we said, the most recently we’ve had some 20-mcg products. We told you we also have 10-mcg products in the pipeline, and even lower dose products in the pipeline.

Marc Goodman: And then what about 3011, the hormone therapy?

Roger Boissonneault: 3011 really speaks to the Estrace cream franchise.

Final Transcript

Marc Goodman: Thank you.

Roger Boissonneault: As you nod knowingly.

Operator: Your next question comes from Elliott Wilbur, with Needham & Company.

Unidentified Company Representative: Hi, Elliott.

Elliott Wilbur: Congratulations to everyone. I’m sure Roger and team — well, obviously not Roger and team but the company hasn’t been actively seeking bids for all 157 years of its existence, but certainly — I think people believe there’s been a for sale sign in the front yard for a little while. Anything you could say in terms of the process here, whether or not this in fact was a competitive process and you had competing bids? And then I’ve got a follow-up for you, Paul, as well.

Roger Boissonneault: From my perspective, I haven’t known Paul for 157 years.

Unidentified Company Representative: It just feels like it.

Roger Boissonneault: Obviously, yes, we travel in the same — and I think we got overboard with this process, so to speak. You have to remember that we are an Irish company, and any time anybody makes an overture that we have to make this a public forum. And, unfortunately, that got a little carried away. However, I think we over the period of years have — we’ve been in the same field. We go back to [Barr] days. And we’ve known one another, we’ve respected the accomplishments of each one of the companies, and it’s probably time to put the two companies together. So it’s been a process. It didn’t happen in over the last two weeks. Let’s put it that way.

Elliott Wilbur: Okay. And then just going back to the targeted synergy number, I know that there’s a fairly significant step-down in terms of the co-promote payment on Actonel that goes to Sanofi. I don’t believe that occurs in 2014, but I just wanted to confirm that since we have Paul there, and just how do we think about that in ‘15 and beyond, because I think it is a fairly sizable step down in terms of the payment there.

Paul Herendeen: Sure. Elliott, it’s Paul Herendeen. With two Pauls in the room I have to identify myself. But, yes, there is a fairly sizable $50-odd billion step-down in ‘14 v. 13, and then that agreement in its entirety goes away. There obviously are continuing revenues associated with the Actonel franchise, both in the United States and OUS, with actually the OUS piece being the more stable of the two revenue streams.

Elliott Wilbur: Okay. Then last question for you, Paul, I mean, I guess obviously given Chilcott’s valuation, certainly the marketplace had a lot of concern about long-term growth potential and the short — perceived short-term duration of Chilcott’s revenue streams, and obviously you’re paying what seems to be a very low multiple, you have a very favorable currency and a lot of immediate synergies, but in the end you still are paying $8.5 billion. So how do you sort of weigh this transaction versus deploying that capital towards perhaps much smaller but faster growing, longer tailed revenue streams on the branded side that arguably give you much greater long-term visibility?

Final Transcript

Paul Bisaro: Well, first of all, Elliott, I think I again would come back to the fact that as we looked at the strategic value of Warner Chilcott in Actavis’ hands it became a compelling story for us. It was compelling from a commercial perspective. We have direct overlap in women’s health and urology. If you look at the slide that Fred presented, particularly in urology, you see the creation of a — one of the premier urology companies. This is not something that you can get by doing, unfortunately, small, stepwise transactions to achieve that kind of commercial infrastructure.

The second piece is there is, of course, synergies in any deal, since there is going to be overlap in certain categories, standard categories that everybody knows about.

And then, finally, we will receive the benefit, the combined company will receive the benefit of a better overall tax structure, which will then allow us to use our balance sheet and our tax structure to go and get many of those assets that we were handicapped trying to get before, and handicapped because we’re competing against companies that already have — that have those tax structures already in place. So if we’re looking now at assets that are overseas and we can bring to the US, further enhancing our pipeline, we now have a vehicle to do that and be competitive with many of the companies that we’re competing against for those assets.

So I think overall it was — it is a — it is the perfect strategy for us at this time to move. And, finally, and not insignificantly, because we’re using equity to perform this transaction, we delever the overall entity to below and, we think, maintain our investment-grade rating. So all of those factors are all pluses that I see and only bode well for the new company moving forward.

Elliott Wilbur: All right. Thank you, and congratulations once again.

Operator: (Operator Instructions)

Your next question comes from David Amsellem, with Piper Jaffray.

David Amsellem: This is more a question for Fred on acquiring a foothold in gastroenterology. And I guess first question is how do you think about building a business in that specialty, and, I guess, cultivating a pipeline, looking at additional opportunities? What are your thoughts about your presence there and your level of excitement about being — having a presence in that space?

Fred Wilkinson: Yes, so we’ve taken a pretty strong evaluation of dermatology, GI and several other areas and needed an entry point. I think this gives us a nice entry point. There are a multitude of products that could potentially be available. There are other assets that we’ve evaluated in this area. And I think it gives us a foothold to be able to be thinking about whether those would be opportunities as we go forward.

Final Transcript

For me, the opportunity here is really not just Warner Chilcott and Actavis coming together. It’s kind of the build-up that we’ve done. Particularly in women’s healthcare, if you look at Slide 13, the growth that we’ve put together in our near-term women’s healthcare franchise coming out of this pipeline from what we’re developing, from what we just acquired in the Uteron transaction, what we licensed in from Valeant and now what we put together here really gives us an enormous number of opportunities, not only in the United States but outside the United States and puts us in — as a clear leader in kind of the contraceptive area as well as many other areas. So we’re — we couldn’t be more excited about the way this builds out a strategic platform that we’ve been establishing now for several years.

David Amsellem: And then very quickly coming back to the $400 million number, can you say if that includes a meaningful manufacturing component?

Unidentified Company Representative: Yes, it does not. There is no manufacturing component in that number.

David Amsellem: Okay. Thanks.

Unidentified Company Representative: Yes.

Operator: Your next question comes from Jami Rubin, with Goldman Sachs.

Jami Rubin: Just a couple of questions on the synergies. Paul, I don’t know if you can answer this, but is the step-down from Actonel factored in the synergy number? And also you had talked about the opportunity to build out your branded franchise in emerging markets. I’m just wondering if you have existing infrastructure there or if that will require an investment?

And just lastly to you, Roger, and I don’t know if this was asked earlier, but a year ago you — the company considered strategic alternatives, and my understanding is that there had been an offer for around $22, $23 a share which you rebuffed. Now a year later, after you’ve launched several products, arguably the outlook for Warner Chilcott looks better, you’re accepting a $20 offer. I’m just wondering if you could discuss what’s changed. Thanks.

Paul Bisaro: Jami, with respect to the synergy numbers, again, we have to be a little careful here, but for purposes of synergies, these are true synergies, not — we did not build in into that number any forecasting changes. Of course, we have other models that dealt with that. So, Siggi, maybe I’ll turn it over to you for the emerging markets.

Siggi Olafsson: Yes, hi, Jami. I think we really have the infrastructure already in place to be able to take on this portfolio. The interesting thing is we will have a significant portfolio of OCs and also a new women’s health product. We also have a urology line, which we really can have an opportunity to take to Russia, to the CAS Ukraine country, Eastern Europe, Southeast Asia, even Australia, where we have already an infrastructure in place, where we don’t have to make a significant investment. As I mentioned before, we already have 2,200 people on the ground to sell product, and this would fit nicely within the portfolio they’re promoting. But, again, it’s not included in the revenue synergies.

Final Transcript

Roger Boissonneault: As far as rebuffing people, that’s probably a strong term, but — and talking about the difference between $22 and $20, I direct you that in the interim we have done the $4 special dividend and $0.50 in dividends, so if you add back the dividend number, it certainly brings it up a click. I think the other thing that you should focus on is that we are indeed tied to Actavis’ share value, and we believe the combined value of the company will continue to grow, and that $20 is going to be probably the low end of this. So now we’re shoulder to shoulder. We’re building Actavis, and certainly [we’re] an active part of building it, and now we think there’s certainly a premium over the $20, in addition to the fact that we’ve already paid dividends.

Operator: Your next question comes from Shibhani Malhotra, with RBC Capital.

Shibhani Malhotra: I guess this just follows on from Roger’s point. Can you just talk about the management structure of the new entity? How involved will Warner Chilcott management be in the new Actavis? And then I have a couple of others.

Paul Bisaro: Sure, Shibhani. With respect to management structure, obviously that’s a process that we will engage in between now and closing as we look to integrate the two entities. We will of course look to share each other’s best practices, to coin a phrase from the consultants around the world. We’re going to do our best to have a — create the premier specialty company, and we think that the Warner Chilcott team brings enormous talent, and we will be looking to add that talent to our own. So I think we’re good.

Shibhani Malhotra: Okay, great. And then a question for Paul Herendeen. Paul, in the past you’ve always been extremely sensitive to NPV. I think what you’ve always said is any deal can be accretive, but when you’re valuing something you look at the value added. And I guess the question is what (inaudible) Actavis shares have gone up around — over 25% since speculation that Valeant was looking at them — do you believe that — that’s around $2.5 billion — are the synergies from this deal in line with that? And, if you could, can you talk to the mechanistic side of the tax synergies and how these would work?

Paul Herendeen: Sure. I’ll start. It’s Paul Herendeen speaking. I’ll start with, yes, accretion is not enough. Both boards of directors looked at the relative values of the companies and we concluded that this was a good deal for both sets of shareholders. But you’re quite right. Accretion alone is not enough. I’ll follow on what Roger said. We look at the roughly $20 a share consideration that our shareholders are set or hopefully set to receive, and that we do think of that as a platform for the creation of value here in the future with the two combined companies.

With respect to your question on how it would actually work, I’ll turn that to Todd.

Todd Joyce: Yes, in terms of the structure, the saving’s coming from the original acquisition structure and as well as the capital structure within the consolidated — within consolidated newco, so it has to do with the — where the debt is placed, and that’s generating the structural savings.

Final Transcript

Shibhani Malhotra: Okay, great. And, just to confirm, Paul, what you’re saying is that for Warner shareholders taking Actavis shares at $125.50 is still a good deal, in your opinion, based on NPV.

Paul Herendeen: Yes, that is correct.

Shibhani Malhotra: Great. Thank you.

Operator: Your next question comes from Douglas Tsao, with Barclays.

Douglas Tsao: Well, obviously, given the fact this deal is all stock, as you mentioned, and the combined EBITDA that the combined company is going to be generating, you’re obviously going to be in position in theory to do deals pretty quickly after closing. Just curious, we’re one year after the Actavis acquisition. I don’t think any of us expected to be talking about a deal this big so quickly. So can you provide just some thoughts on the business development strategy and thoughts on a go-forward basis, and as well as sort of included your sort of perspectives on the need or urgency for additional consolidation in the generics industry?

Paul Bisaro: Well, as to the deal timing, again, it comes down to opportunity, and we’ve said that. Every time I was asked a question about when would you do another deal, it really depends on when the opportunity presents itself, and this opportunity happened to present itself at the right time with the right structure to achieve our stated objectives, and we took it. And we weren’t unmindful of the fact that we’re still in a partial integration. We have certainly integrated a vast majority of the legacy Actavis transaction, but we still are in an integration strategy.

However, I would point out that this is a different group of people who are going to be doing the integration work. Here, this is principally focused on the Specialty Brands franchise, which was not really all that affected with the legacy Actavis transaction, with the exception of the global supply chain group, which will be taking on additional four facilities, which might seem like nothing compared to the number of facilities we got with the legacy Actavis. I think they’re well positioned to be able to manage through that. I have really no concern about that.

As to future business development, that — I think we need to take a deep breath and let the dust settle. We have to get through this transaction and then think about what happens next. I think we will continue to look for small opportunities in both the brand and — side as well as the Actavis Pharma side. We’ve made no secret about the fact that we’d like to see tuck-in opportunities in Actavis Pharma, particularly in the emerging markets, as well as potential OTC opportunities. So we’ll continue to chase those. And, you’re quite right. The transaction does put us in a position to be able to move quickly on assets if they become available, which I think is one of the key factors to any company’s success.

With respect to consolidation in the generic industry, I’ll let Siggi take that one.

Siggi Olafsson: Hey, Doug. I think, as we have always said, we think there is an opportunity to grow. There is only a few global players. There’s probably only four global players, then there’s regional players, and then there are local players. What we think is that the local players, it will

Final Transcript

be more and more difficult for them to perform going forward. So I think especially in the emerging markets we are looking to expand our presence there. We have the infrastructure. We have the pipeline. We have the manufacturing capacity.

But we don’t need to be bigger in the US. I think Western Europe we are exactly the right size. We are not too exposed in the low-cost Western European market. But we want to grow in Eastern Europe, Southeast Asia, Australia, and in Latin America. I think that’s the opportunity for us to consolidate more and grow a bigger presence, because those are the markets which are growing double-digit growth itself.

Douglas Tsao: Okay, great. Thank you very much, Siggi and Paul.

Paul Bisaro: Thanks.

Operator: Your next question comes from Tim Chiang, with CRT Capital.

Tim Chiang: You know, Warner Chilcott has these three line extensions that are all coming out over the next six months or so, and I wanted to ask you how much time did you guys spend on the IP due diligence side, and how comfortable are you with these line extensions that are coming out?

Unidentified Company Representative: Well, Tim, we spent a lot of time on the due diligence front, both from a legal perspective as well as from a commercial perspective. We evaluated them from both a generic and brand perspective, and I think that’s important, because we understand both sides of this particular equation. And we feel comfortable that these strategies are effective and will be effective in keeping the business going in the right direction.

Siggi Olafsson: I think what we want to say is is we feel we are the experts in first-to-files and (inaudible) around patent. I think we did a thorough review of the pipeline. It was very impressive, the team that’s in place and the pipeline they have built up. They have not been very vocal about the pipeline, which is probably a strength of the pipeline they have in place. But overall I think with our knowledge both on the patent side but also on the (inaudible) we felt good about the line extension capabilities and the new developments they are doing for the pipeline of Warner Chilcott.

Tim Chiang: Okay, great. Congrats on the deal.

Unidentified Company Representative: Thanks.

Operator: Your next question comes from Jason Gerberry, with Leerink Swann.

Jason Gerberry: Just a couple for Paul. (Inaudible) were surprised to hear that Actavis was actually getting some bids in the past few weeks. Just curious if you can comment at all. Were you ever seriously considering selling the business? And then, secondly, how much of the management team actually needs to relocate to Ireland for — to get the invert? Thanks.

Final Transcript

Paul Bisaro: Sure. With respect to the management team relocating, everybody loves New Jersey too much, so nobody’s willing to go, with the possible exception of Siggi, who seems to live everywhere. But, no, there won’t be any major relocation. Warner Chilcott currently has a significant presence in Ireland, and Ireland — we’ll be spending a lot of time there, but we don’t think anyone will be moving.

With respect to any rumors you may have heard, I think our comments need to remain the same, that we don’t comment on speculation. And I think we have remained very focused on our objectives, and those objectives were well stated and well laid out. We wanted to get bigger in our brand business. This was the perfect opportunity for that for all the reasons we’ve already discussed and had the added benefit of being able to deal with something that was always troubling to me, which was the tax structure, and I think we’ve really found a way to deal with that and make us competitive in a global environment.

Jason Gerberry: Okay. Thanks for taking the questions.

Operator: Your next question comes from Louise Chen, with Guggenheim.

Louise Chen: Thank you. So maybe just a follow-up on that question in terms of there was a lot of headlines recently about potential bids for Actavis, and just curious, maybe from a more general perspective, should we assume that you continue to explore all options that create shareholder value for the company? And then, secondly, given how fast the talks with Warner Chilcott have progressed, are you confident that you’ve given the best offer for the company and no additional bidders for Warner Chilcott might emerge? And then, lastly, just the cash flow from operations, could you give us a sense of the order of magnitude of what that might be post close, since you mentioned a few times that it’s going to be pretty significant? Thank you.

Paul Bisaro: Well, I think, first of all, we are here at the shareholders’ request to serve, and we have always and will continue to evaluate anything that’s presented that could present shareholder value. In that, though, is implicit is the ideas that we have a strategy that we think creates enormous shareholder value, and we’re going to execute on that strategy. So I think that’s kind of where we’re at.

With respect to the transaction itself, we think both, as I said before, both director, groups of directors, both management teams support the transaction. We think it’s a fair offer. We think it’s going to be a great transaction. Remind everybody that this is a fixed exchange rate, so as people understand the value of a combined entity we hope that we will see positive events occurring, so that, we think, is very good. And, of course, should anything come up we’ll address it at the time, but we won’t speculate onto what might happen in the future at this time.

With respect to cash flow, again, I’m going to have to, unfortunately, punt on that one and say more to follow on that at close or, if we can, before close, so that you’re — we can get you as much information as possible. At the moment we’re a bit constrained. So, sorry, Louise, about that.

Louise Chen: Thank you.

Final Transcript

Paul Bisaro: Yes.

Operator: Your last question comes from Hima Inguva, with Bank of America.

Hima Inguva: (Technical difficulty) again on what seems to be a very accretive transaction. Just I heard you say tuck-ins, but I just wanted to talk about your future appetite for acquisitions. Do you have a target on how large you envision the future Actavis to be, let’s say, next year?

Paul Bisaro: Well, actually, we don’t have a built-in target like that. I think what we will do is what we’ve always done with respect to transactions around the world is look for those that have first and foremost a strategic fit, second, are accretive, and then, third, build out our commercial infrastructure or provide us something that we don’t otherwise have. Getting — it’s not necessarily — we’re just not trying to get bigger just to get bigger. We’re trying to get bigger so that we can become a better company for growth. So that is really sort of our overall strategy.

Hima Inguva: Thank you. And one last one from me. Do you expect to access debt markets before the deal closes?

Paul Bisaro: I’m sorry?

Hima Inguva: Do you expect to access the debt markets before the deal closes? Do you expect to come to market?

Paul Bisaro: We’re not going to comment on that, but under the terms of the existing agreements we will have to redo the — or get amendments on our bank facilities, both on the Warner Chilcott side as well as on the Actavis side.

Hima Inguva: Great. Thanks again. Congratulations.

Paul Bisaro: Thank you.

Operator: There are no further questions. I will now turn the call back over to management.

Lisa DeFrancesco: Okay. Thank you very much, everybody. We’ll be around all afternoon for some follow-up calls. Take care.

Paul Bisaro: Thanks, everyone.

Operator: This does conclude today’s conference call. You may now disconnect.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction. In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results or other nonhistorical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as

“anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Warner Chilcott’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Warner Chilcott acquisition; subsequent integration of the Warner Chilcott acquisition and the ability to recognize the anticipated synergies and benefits of the Warner Chilcott acquisition; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the anticipated size of the markets and continued demand for Actavis’ and Warner Chilcott’s products; the impact of competitive products and pricing; access to available financing (including financing for the Warner Chilcott acquisition) on a timely basis and on reasonable terms; maintaining a position in the Standard & Poor’s 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Warner Chilcott’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Warner Chilcott’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on form 10-K for the year ended December 31, 2012 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Actavis accept responsibility for the information contained in this document other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this document and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this document. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this document and will not be responsible to any such other person for providing advice in relation to the matters referred to in this document. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

BofA Merrill Lynch and Greenhill & Co. are acting exclusively for Actavis and no one else in connection with the matters referred to in this document and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of BofA Merrill Lynch or Greenhill & Co and for providing advice in relation to the acquisition of Warner Chilcott, the contents of this document or any transaction or arrangement referred to herein.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Warner Chilcott or Actavis, all ‘dealings’ in any ‘relevant securities’ of Warner Chilcott or Actavis (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 p.m. (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Warner Chilcott or Actavis, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Warner Chilcott by Actavis or ‘relevant securities’ of Actavis by Warner Chilcott, or by any of their respective ‘associates’ must also be disclosed by no later than 12 noon (Dublin time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this document constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Actavis or Warner Chilcott or New Actavis as appropriate. No statement in this document constitutes an asset valuation. Any synergy or earnings enhancement statements in this document should not be construed as a profit forecast or interpreted to mean that New Actavis’ earnings in the first full year following the Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Actavis and/or Warner Chilcott for the relevant financial period or any other period. The bases and assumptions for synergy numbers set out in Appendix 1 of the Rule 2.5 Announcement have been reported in accordance with Rule 19.3(b) of the Irish Takeover Rules.

General

This document should be read in conjunction with the full text of the Rule 2.5 Announcement issued by Actavis and Warner Chilcott on May 20, 2013. Appendix I to the Rule 2.5 Announcement contains further details of the sources of information and bases of calculations set out in the Rule 2.5 Announcement; Appendix II to the Rule 2.5 Announcement contains definitions of certain expressions used in this document and in the Rule 2.5 Announcement; Appendix III to the Rule 2.5 Announcement contains the Conditions of the Acquisition and the Scheme; and Appendix IV sets out the reports from PricewaterhouseCoopers and Greenhill & Co and BofA Merrill Lynch in respect of certain merger benefit statements made in the Rule 2.5 Announcement.

The release, publication or distribution of this document in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this document and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Actavis shareholders and Warner Chilcott shareholders are advised to read carefully the formal documentation in relation to the proposed transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, the Rule 2.5 Announcement will be available to Actavis employees on Actavis’ website (www.actavis.com) and Warner Chilcott employees on Warner Chilcott’s website (www.wcrx.com).